UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9- 7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated herein by reference are the following exhibits:

Exhibit 99.1	Notice and Proxy Statement for the Special Meeting of Shareholders of the registrant scheduled for March 10, 2026
Exhibit 99.2	Proxy Card

This Report on Form 6-K is hereby incorporated by reference into registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306, 333-260338, 333-283656, 333-284051, 333-291122 and 333-293060), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: February 13, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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